Exhibit 8.1

List of Subsidiaries

The table below is a complete list of the Company’s subsidiaries as of December 31, 2020:

Name	Principal Activities	Country
Vitru Brasil Empreendimentos, Participações e Comércio S.A.	Continuing education courses	Brazil
UNIASSELVI – Sociedade Educacional Leonardo da Vinci S/S Ltda	Distance learning, on-campus undergraduate and continuing education courses	Brazil
FAMEG – Sociedade Educacional do Vale do Itapocu S/S Ltda.	On-campus undergraduate and continuing education courses	Brazil
FAIR Educacional Ltda.	On-campus undergraduate and continuing education courses	Brazil
FAC Educacional Ltda.	On-campus undergraduate and continuing education courses	Brazil